September 27, 2024

John Lipman
President
Roth CH V Holdings, Inc.
888 San Clemente Drive
Suite 400
Newport Beach, CA 92660

       Re: Roth CH V Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed September 13, 2024
           File No. 333-280591
Dear John Lipman:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-4
Summary of the Proxy Statement
Consideration, page 26

1.     We note the statement under this heading that    For purposes of the
Company Merger
       Shares, such amount assumes $37,300,000 of Net Debt. For every dollar of Net Debt lower than $37,300,000 at Closing, the Company Merger Shares will be increased by 1/10 of one share and for every dollar of Net Debt higher than $37,300,000 at Closing, the
       Company Merger Shares will be decreased by 1/10 of one share.    To
avoid investor
       confusion, please revise this disclosure so that it addresses only the most current terms of the Business Combination Agreement and Plan of Reorganization.
 September 27, 2024
Page 2
2. Further to the above, please revise the disclosures in this filing to remove the superseded term of the BCA referencing an assumed Net Debt of $37,300,000. This comment is applicable to the references included on pages 81, 89, 119, F-23, and F-42.
A delayed commencement date or other events could result in an early termination of certain of our material contracts, page 40

3. Please revise this risk factor to disclose the risk of early termination of the Gaseous
       Helium Agreement in the event of a delayed commencement date. In that regard, we note your disclosure on page 169 that if the Commencement Date has not occurred by July 1,
       2025 for gaseous helium, the buyer would have the right to terminate the Gaseous Helium
       Agreement. We also note your revised disclosure that based on the current stage of the development and construction of its Pecos Slope Plant and the advice of the engineering consultants, NEH's management believes that it is unlikely that the company will be able to secure funding, complete construction of the helium extraction plant and commence helium deliveries prior to July 1, 2025.
Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 78

4. It does not appear that pro forma total liabilities and total equity as of June 30, 2024, are consistent with the related amounts on pages 85 and 86. Please revise as applicable.
Unaudited Pro Forma Condensed Combined Financial Statements
Business Combination Agreement Amendments
Pro Forma Net Debt Calculation and its Potential Impact on the Company Merger Shares, page
82

5. Please revise to clearly explain 'Net debt', its purpose and how 'Adjusted company merger shares' are determined. Show us how Principal and Interest of NEH Loans as of Closing
       of $1,064,152 reconciles to the financial statements presented and how your calculation of
          Pro forma net debt    complies with amended BCA dated September 11,
2024. Please
       revise your disclosures here, page 119 and elsewhere throughout the filing as applicable.
Basis of Pro Forma Presentation, page 83

6. Please explain why the pro forma shares of NEH common stock outstanding immediately after the business combination do not include NEH debentures converted to common shares disclosed in Adjustment N. Please revise your disclosures here, page 13, Note 7, page 94 and elsewhere throughout the filing as appropriate.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended
December 31, 2023, page 88

7. Please revise to present here pro forma weighted average number of shares and pro forma earnings per share consistent with disclosures in Note 7-Loss per Share, page 94.
 September 27, 2024
Page 3
Note 4 - Adjustments and Reclassifications to Unaudited Pro Forma Condensed Combined
Balance Sheet as of June 30, 2024, page 92

8. We note pro forma adjustments B, CC and FF relate partially to D&O insurance. Please explain why you believe these adjustments are appropriate Transaction Accounting
       Adjustments in compliance with Rule 11-02(a)(6)(i) of Regulation S-X. In this regard,
       D&O insurance does not appear to be reflective of a typical cost of a business combination.
9. We note your Adjustment N indicates proceeds received subsequent to June 30, 2024 of
       $980,000. However, adjustments to cash and corresponding notes payable in the amount of $1,143,585 are recorded in pro forma balance sheet. Please revise or advise. In addition, please disclose the details of proceeds received subsequent to June 30, 2024 here and in Note 16-Subsequent Events, page F-101.
Potential Impact on the Per Share Value of Shares Owned by Non-Redeeming Shareholders, page
95

10. Please revise the table here to include shares issued in transaction financing, consistent with the dilution disclosures in page 13 or explain to us why it is not required.
Notes to Unaudited Consolidated Financial Statements of New Era Helium Corp.
Note 16. Subsequent Events, page 101, page 101

11. We note NEH entered into a 10% Secured Convertible Debenture in the amount of
       $720,000 on July 31, 2024. Please tell us how you considered including this in the Pro
       Forma Net Debt Calculation, on page 82 and elsewhere, as a component of current
       Indebtedness.
Customers, page 168

12. We note your response to prior comment 11. Please revise your disclosure on page 169 regarding the Liquid Helium Agreement to clarify any impact of the Assignment
       Agreement on the provision you describe regarding your sale to Air Life Gases USA, Inc.
       of all of the helium produced from the crude helium you purchase from Badger
       Midstream Energy, LP. Also update your disclosure on page 169 with respect to your
       statement that NEH    will    purchase crude helium from Badger under
the Crude Helium
       Agreement, given your disclosure regarding the assignment of NEH   s
rights under the
       agreement.
13. We note your revised disclosure that tolling services provided by Keyes Helium Company to NEH Midstream under the Helium Tolling Agreement will be at volumes now sold to
       AirLife Gases USA Inc. by operation of the Assignment Agreement. Please revise to clarify whether Keyes Helium Company is obligated to provide tolling services to NEH
       Midstream on a firm basis, for a volume equivalent to the quantities sold to Airlife Gases
       USA Inc. by Badger under the Crude Helium Agreement. In addition, please revise to clarify whether the Helium Tolling Agreement includes a volume commitment to NEH with respect to additional volumes of crude helium. In that regard, we note your
       disclosure that Keyes Helium Company   s obligation to provide tolling
services to NEH is
       subordinate to Keyes Helium Company   s obligation to provide tolling
services to a third
       party.
 September 27, 2024
Page 4
Notes to Consolidated Financial Statements
Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited)
Oil and Natural Gas Reserves, page F-74

14. We note the net quantities attributed to the individual revisions for 2023 on page F-77 do not tie to the total change in the line item. Please revise your discussion to resolve the inconsistency. Refer to FASB ASC 932-235-50-5.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters you may contact John Hodgin at 202-551-
3699. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alexandria E. Kane, Esq.